Exhibit 99.1

AMENDMENT NO. 1 TO AMENDED AND RESTATED PREFERRED SHARES RIGHTS AGREEMENT

AMENDMENT NO. 1 (this “Amendment”), dated as of February 20, 2019, to the Amended and Restated Preferred Shares Rights Agreement (the “Rights Agreement”), dated as of July 31, 2017, by and between China Biologic Products Holdings, Inc., a Cayman Islands company (the “Company”), and Securities Transfer Corporation, a Texas corporation, as the rights agent (the “Rights Agent”). All capitalized terms used but not defined in this Amendment shall have the meanings ascribed to such terms in the Rights Agreement.

WHEREAS, the Company desires to amend the Rights Agreement to extend the Final Expiration Date;

WHEREAS, pursuant to Section 27 of the Rights Agreement, prior to a Distribution Date, the Company may in its sole discretion supplement or amend the Rights Agreement in any respect without the approval of any holders of Rights Certificates, Preferred Shares or Ordinary Shares, and the Rights Agent must, if the Company so directs, execute such supplement or amendment;

WHEREAS, no Distribution Date has occurred; and

WHEREAS, pursuant to Section 27 of the Rights Agreement, the Company has delivered to the Rights Agent a certificate signed by an appropriate officer of the Company, certifying that the proposed amendment complies with the terms of the Rights Agreement.

NOW THEREFORE, in consideration of the foregoing and the mutual agreements set forth herein, the parties agree as follows:

1.             Amendment of the Rights Agreement. The definition of “Final Expiration Date” in Section 1 of the Rights Agreement is hereby amended and restated in its entirety as follows:

““Final Expiration Date” means February 22, 2021.”

2.             Counterparts. This Amendment may be executed in any number of counterparts and each of such counterparts will for all purposes be deemed to be an original, and all such counterparts will together constitute one and the same instrument, it being understood that all parties need not sign the same counterpart. A signature to this Amendment transmitted electronically (including by fax and .pdf) will have the same authority, effect and enforceability as an original signature. No party hereto may raise the use of such electronic transmission to deliver a signature, or the fact that any signature or agreement or instrument was transmitted or communicated through such electronic transmission, as a defense to the formation of a contract, and each party forever waives any such defense, except to the extent such defense relates to lack of authenticity.

3.             Effectiveness. This Amendment shall be deemed effective as of the date first written above. Except as amended hereby, the Rights Agreement shall remain in full force and effect and shall be otherwise unaffected hereby. The execution, delivery and effectiveness of this Amendment shall not, except as expressly provided herein, constitute a waiver or amendment of any provision of the Rights Agreement.

[Signature Page Follows]

IN WITNESS WHEREOF, the parties hereto have caused this Amendment to be duly executed as of the date first above written.

CHINA BIOLOGIC PRODUCTS HOLDINGS, INC.

By:	/s/ Ming Yang
Name: Ming Yang
Title: Chief Financial Officer

SECURITIES TRANSFER CORPORATION

By:	/s/ Matthew Smith
Name: Matthew Smith
Title: Chief Operating Officer